Exhibit 99.1

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the three-month period ended March 31, 2021 and 2020

R.C.S. Luxembourg B 174.140

4, rue de la Grève

L-1643, Luxembourg

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended March 31,
		2021	2020
	Notes	Unaudited	Unaudited
Revenue	4	138,193	302,829
Cost of services	5	(137,869)	(235,978)
Gross profit		324	66,851
Selling, general and administrative expenses	6	(19,335)	(34,346)
Impairment loss	10	-	(4,490)
Other operating income	7	1,636	3,656
Other operating expense	7	(9,185)	(418)
Operating (loss)/income		(26,560)	31,253
Share of loss in associates		(455)	(866)
(Loss)/Income before financial results and income tax		(27,015)	30,387
Financial income	8	6,832	8,575
Financial loss	8	(42,061)	(53,985)
Inflation adjustment	8	(4,398)	(1,944)
Loss before income tax		(66,642)	(16,967)
Income tax	9	(822)	(9,194)
Loss for the period		(67,464)	(26,161)
Attributable to:
Owners of the parent		(44,063)	(15,055)
Non-controlling interest		(23,401)	(11,106)
		(67,464)	(26,161)

Earnings per share attributable to the owners of the parent
Weighted average number of ordinary shares (thousands)		160,147	160,022

Basic and diluted earnings per share		(0.28)	(0.09)

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended March 31,
	2021	2020
	Unaudited	Unaudited
Loss for the period	(67,464)	(26,161)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligations	210	319

Items that may be subsequently reclassified to profit or loss:
Share of other comprehensive loss from associates	(128)	(264)
Currency translation adjustment	14,894	(29,247)
Other comprehensive income/(loss) for the period, net of income tax	14,976	(29,192)
Total comprehensive loss for the period	(52,488)	(55,353)
Attributable to:
Owners of the parent	(32,646)	(30,384)
Non-controlling interest	(19,842)	(24,969)
	(52,488)	(55,353)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED cONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At March 31, 2021 Unaudited	At December 31, 2020 Audited
ASSETS
Non-current assets
Intangible assets, net	10	2,553,619	2,616,484
Property, plant and equipment, net		76,248	80,833
Right-of-use asset		13,089	13,448
Investments in associates		4,753	5,336
Other financial assets at fair value through profit or loss		3,454	3,614
Other financial assets at amortized cost		2,609	2,609
Deferred tax assets		70,323	73,038
Other receivables		75,066	89,962
Trade receivables		186	334
		2,799,347	2,885,658
Current assets
Inventories		7,096	8,015
Other financial assets at fair value through profit or loss		56,417	53,347
Other financial assets at amortized cost		14,472	20,554
Other receivables		76,101	79,550
Current tax assets		14,026	18,415
Trade receivables		54,486	59,081
Cash and cash equivalents	11	255,872	281,031
		478,470	519,993
Total assets		3,277,817	3,405,651

EQUITY	14
Share capital		163,223	163,223
Share premium		183,430	183,430
Treasury shares		(5,012)	(6,145)
Free distributable reserve		378,910	378,910
Non-distributable reserve		1,358,028	1,358,028
Currency translation adjustment		(405,947)	(417,272)
Legal reserves		176	176
Other reserves		(1,322,850)	(1,321,142)
Retained earnings		106,806	150,202
Total attributable to owners of the parent		456,764	489,410
Non-controlling interests		296,676	315,876
Total equity		753,440	805,286

LIABILITIES
Non-current liabilities
Borrowings	12	1,084,628	1,128,407
Deferred tax liabilities		169,506	171,289
Other liabilities	13	695,608	728,746
Lease liabilities		9,590	10,207
Trade payables		4,494	9,162
		1,963,826	2,047,811
Current liabilities
Borrowings	12	238,881	216,410
Other liabilities	13	168,342	180,813
Lease liabilities		3,607	3,477
Current tax liabilities		1,575	1,002
Trade payables		148,146	150,852
		560,551	552,554
Total liabilities		2,524,377	2,600,365
Total equity and liabilities		3,277,817	3,405,651

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

						Attributable to owners of the parent
	Share Capital	Share premium	Treasury shares	Free Distributable Reserves	Non- Distributable Reserves	Legal Reserves	Currency Translation Adjustment	Other Reserves	Retained Earnings (1)	Total	Non- controlling interests	Total
Balance at January 1, 2021	163,223	183,430	(6,145)	378,910	1,358,028	176	(417,272)	(1,321,142)	150,202	489,410	315,876	805,286
Loss for the period	-	-	-	-	-	-	-	-	(44,063)	(44,063)	(23,401)	(67,464)
Other comprehensive income for the period	-	-	-	-	-	-	11,325	92	-	11,417	3,559	14,976
Transfer of treasury shares to key employees (Note 14.a)	-	-	1,133	-	-	-	-	(1,800)	667	-	-	-
Changes of non-controlling interests	-	-	-	-	-	-	-	-	-	-	642	642
Balance at March 31, 2021	163,223	183,430	(5,012)	378,910	1,358,028	176	(405,947)	(1,322,850)	106,806	456,764	296,676	753,440

Balance at January 1, 2020	160,022	180,486	-	385,055	1,351,883	176	(392,101)	(1,324,887)	403,255	763,889	434,725	1,198,614
Loss for the period	-	-	-	-	-	-	-	-	(15,055)	(15,055)	(11,106)	(26,161)
Other comprehensive (loss)/income for the period	-	-	-	-	-	-	(15,478)	149	-	(15,329)	(13,863)	(29,192)
Changes of non-controlling interests	-	-	-	-	-	-	-	44	-	44	15	59
Balance at March 31, 2020	160,022	180,486	-	385,055	1,351,883	176	(407,579)	(1,324,694)	388,200	733,549	409,771	1,143,320

(1)  Retained Earnings calculated according to Luxembourg Law are disclosed in Note 15.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the three-month period ended March 31,
	Notes	2021 Unaudited	2020 Unaudited
Cash flows from operating activities
Loss for the period		(67,464)	(26,161)
Adjustments for:
Amortization and depreciation		37,548	55,499
Deferred income tax	9	125	(4,554)
Income tax accrued	9	697	13,748
Share of loss in associates		455	866
Impairment loss	10	-	4,490
Unpaid concession fees		16,322	24,976
Low value, short term and variable lease payments		(146)	(673)
Changes in liability for concessions	8	24,046	15,951
Interest expense	8	28,493	22,897
Other financial results, net		(4,502)	(2,551)
Net foreign exchange	8	(13,001)	9,007
Other accruals		1,493	(2,806)
Inflation adjustment		(1,722)	4,874
Acquisition of Intangible assets		(27,759)	(48,031)
Income tax paid		(71)	(4,803)
Changes in working capital	17	1,673	(58,801)
Net cash (used in) / provided by operating activities		(3,813)	3,928

Cash flows from investing activities
Cash contribution in associates		-	(548)
Net acquisition of subsidiaries	15.b	10	-
Acquisition of other financial assets		(6,235)	(21,309)
Disposals of other financial assets		7,697	6,322
Purchase of Property, plant and equipment		(292)	(2,505)
Acquisition of Intangible assets		(124)	(81)
Other		4	(683)
Net cash provided by / (used in) investing activities		1,060	(18,804)

Cash flows from financing activities
Proceeds from borrowings	12	53,826	36,233
Guarantee deposits		(765)	(1,503)
Leases payments		(1,227)	(1,035)
Loans paid	12	(56,268)	(21,284)
Interest paid	12	(7,576)	(14,962)
Debt renegotiation expenses	12	(225)	-
Net cash used in financing activities		(12,235)	(2,551)

Decrease in cash and cash equivalents		(14,988)	(17,427)

Movements in cash and cash equivalents
At the beginning of the period		281,031	195,696
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		(10,171)	(5,774)
Decrease in cash and cash equivalents		(14,988)	(17,427)
At the end of the period	11	255,872	172,495

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information and significant event of the period
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating results
8	Financial results, net
9	Income tax
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Subsequent events

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1            General information and significant event of the period

1.1 General information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company’s shares trade on the New York Stock Exchange (“NYSE”) under the symbol “CAAP”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy, Ecuador and Peru.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements as of December 31, 2020.

These condensed consolidated interim financial statements have been approved for issuance by the Company on May 19, 2021.

1.2 Significant event of the period – Covid-19 pandemic

As of March 31, 2021, Covid-19 virus outbreak continues to disrupt the global economy, and in particular, the aviation industry resulting in drastic reductions in passenger traffic. The current health crisis is having and will likely continue to have, a negative impact on passenger traffic levels and air traffic operations.

CAAP total passenger traffic as of March 31, 2021 was down 62% compared to the same period in 2020 with 6.5 million passengers served (17.1 passengers served in 2020).

Main CAAP’s actions taken in response to Covid-19 crisis are included in Note 1.2.1 of the Consolidated Financial Statements as of December 31, 2020.

Several measures to mitigate the effect of the pandemic continue to be implemented to the extent passenger traffic levels and air traffic operations are affected.

Considering that the Covid-19 pandemic is complex and its evolution is uncertain, the full extent to which the Coronavirus will impact the Company’s business, results of operations, financial position and liquidity is unknown.

Management continuously monitors the Group’s performance through passenger and cargo traffic indicators, revenue and cost evolution, liquidity projections and scenario planning. The result of this continued review will determine the Company’s response strategy. These processes require the use of various internal and external reference points for its projections including estimates from industry associations such as the Airport Council International (“ACI”) and the International Air Transport Association (“IATA”), which expect to see signs of recovery towards the second half of 2021 following Covid-19 vaccination campaigns.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2            Basis of presentation and accounting policies

Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2020. These policies have been consistently applied to all the periods presented, unless otherwise stated. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

In the preparation of these Condensed Consolidated Interim Financial Statements, the significant areas of judgment by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Consolidated Financial Statements for the year ended December 31, 2020.

Assets and liabilities are classified as current if settlement is expected within 12 months.

There were no changes in valuation techniques during the period and there were no changes in risk management policies since the end of the year ended December 31, 2020.

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

Under the terms of IAS 29, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy for accounting purposes as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

The estimated price index as of March 31, 2021 was 432.08 (385.88 as of December 31, 2020) and the conversion factor derived from the indexes for the period ended March 31, 2021, was 1.12.

Comparative amounts are the figures presented as current year amounts in the relevant prior year consolidated financial statements, according to IAS 21, considering that were translated into the currency of a non- hyperinflationary economy.

The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the inflation adjustments required by IAS 29 will lead to a difference because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation. The inflation adjustment and the translation of comparative amounts in the current period is included in Other comprehensive loss for the period line.

This re-translation changes every prior reported quarterly consolidated statement of income in U.S. dollars, as a result, the impact of quarterly inflation adjustments and quarterly translation adjustments vary the results of operation quarter to quarter until year end.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2            Basis of presentation and accounting policies (Cont.)

New and amended standards adopted by the group

A number of new or amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

3            Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker (“CODM”) is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit providing airport and non-airport services (“others”) to clients in different countries. The Group’s reportable operating segments are the seven countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador, Italy and Peru.

Within each reportable segment, the Group develops and operates airport concessions (“Airports”) and provides other services not directly related to airport concessions (“Others”).

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within the “Unallocated” column. This column also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intersegment Adjustments” column.

The information regarding the Company’s reportable operating segments is consistent with the information presented in Notes 2.W and 4 included in our audited Consolidated Financial Statements for the year ended December 31, 2020 and should be read in conjunction with them.

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of the airports concessions.

In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction Services margin as a relevant performance measure.

Adjusted EBITDA excluding Construction Services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA excluding construction services revenue and construction services cost does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of airports concessions.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
For the three-month period ended March 31, 2021 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Revenue	84,636	44	12,509	-	6,300	3,836	11,102	13,030	8,203	-	(2,009)	542	138,193
Cost of services	(77,178)	(13)	(14,387)	-	(8,149)	(2,704)	(7,985)	(9,976)	(16,090)	-	1,638	(3,025)	(137,869)
Gross profit / (loss)	7,458	31	(1,878)	-	(1,849)	1,132	3,117	3,054	(7,887)	-	(371)	(2,483)	324
Selling, general and administrative expenses	(6,029)	(29)	(2,532)	(19)	(1,618)	(266)	(2,310)	(2,115)	(2,895)	-	371	(1,893)	(19,335)
Other operating income	1,521	-	45	-	40	15	13	2	-	-	-	-	1,636
Other operating expenses	(8,169)	-	(393)	-	(14)	-	(215)	(2)	-	-	-	(392)	(9,185)
Operating income / (loss)	(5,219)	2	(4,758)	(19)	(3,441)	881	605	939	(10,782)	-	-	(4,768)	(26,560)
Share of loss in associates	-	-	-	-	-	-	-	-	-	(455)	-	-	(455)
Amortization and depreciation	15,852	-	2,381	-	3,160	255	3,457	1,820	3,123	-	-	3,230	33,278
Adjusted Ebitda	10,633	2	(2,377)	(19)	(281)	1,136	4,062	2,759	(7,659)	(455)	-	(1,538)	6,263
Construction services revenue	(22,968)	-	-	-	(512)	-	(54)	(752)	(3,101)	-	-	-	(27,387)
Construction services cost	22,945	-	-	-	512	-	52	752	2,683	-	-	-	26,944
Adjusted Ebitda excluding Construction Services	10,610	2	(2,377)	(19)	(281)	1,136	4,060	2,759	(8,077)	(455)	-	(1,538)	5,820
Construction services revenue	22,968	-	-	-	512	-	54	752	3,101	-	-	-	27,387
Construction services cost	(22,945)	-	-	-	(512)	-	(52)	(752)	(2,683)	-	-	-	(26,944)
Adjusted Ebitda	10,633	2	(2,377)	(19)	(281)	1,136	4,062	2,759	(7,659)	(455)	-	(1,538)	6,263
Financial income													6,832
Financial loss													(42,061)
Inflation adjustment													(4,398)
Amortization and depreciation													(33,278)
Loss before income tax expense													(66,642)
Income tax													(822)
Loss for the period													(67,464)

March 31, 2021 (Unaudited)
Current assets	141,136	91	31,719	146	12,344	5,705	43,397	20,346	107,524	-	(66,297)	182,359	478,470
Non-current assets	1,191,278	22	682,872	112	147,723	6,340	138,875	62,952	271,404	2,519	(768)	296,018	2,799,347
Capital Expenditure	22,967	-	394	-	570	175	73	752	3,253	-	-	-	28,184
Current liabilities	300,817	35	99,364	4	21,964	2,663	4,880	17,192	106,529	-	(65,969)	73,072	560,551
Non-current liabilities	495,098	-	824,431	-	54,929	3,415	62,858	23,991	155,344	-	(1,096)	344,856	1,963,826

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
For the three-month period ended March 31, 2020 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Revenue	177,242	52	23,960	-	29,484	4,241	23,288	24,736	21,493	-	(3,014)	1,347	302,829
Cost of services	(141,707)	(9)	(20,634)	-	(14,575)	(2,982)	(16,067)	(16,521)	(22,536)	-	2,360	(3,307)	(235,978)
Gross profit / (loss)	35,535	43	3,326	-	14,909	1,259	7,221	8,215	(1,043)	-	(654)	(1,960)	66,851
Selling, general and administrative expenses	(14,715)	(65)	(3,998)	(25)	(3,773)	(376)	(2,748)	(3,818)	(2,989)	-	654	(2,493)	(34,346)
Impairment loss	-	-	(4,490)	-	-	-	-	-	-	-	-	-	(4,490)
Other operating income	3,518	-	28	-	56	-	49	5	-	-	-	-	3,656
Other operating expenses	(148)	-	(28)	-	(20)	-	(187)	(6)	(29)	-	-	-	(418)
Operating income / (loss)	24,190	(22)	(5,162)	(25)	11,172	883	4,335	4,396	(4,061)	-	-	(4,453)	31,253
Share of loss in associates	-	-	-	-	-	-	-	-	-	(866)	-	-	(866)
Amortization and depreciation	33,257	-	2,648	-	2,854	272	3,772	1,197	2,968	-	-	3,524	50,492
Adjusted Ebitda	57,447	(22)	(2,514)	(25)	14,026	1,155	8,107	5,593	(1,093)	(866)	-	(929)	80,879
Construction services revenue	(37,486)	-	-	-	(2,368)	-	(1,187)	(2,610)	(2,619)	-	-	-	(46,270)
Construction services cost	37,430	-	-	-	2,368	-	1,152	2,610	2,166	-	-	-	45,726
Adjusted Ebitda excluding Construction Services	57,391	(22)	(2,514)	(25)	14,026	1,155	8,072	5,593	(1,546)	(866)	-	(929)	80,335
Construction services revenue	37,486	-	-	-	2,368	-	1,187	2,610	2,619	-	-	-	46,270
Construction services cost	(37,430)	-	-	-	(2,368)	-	(1,152)	(2,610)	(2,166)	-	-	-	(45,726)
Adjusted Ebitda	57,447	(22)	(2,514)	(25)	14,026	1,155	8,107	5,593	(1,093)	(866)	-	(929)	80,879
Financial income													8,575
Financial loss													(53,985)
Inflation adjustment													(1,944)
Amortization and depreciation													(50,492)
Loss before income tax expense													(16,967)
Income tax													(9,194)
Loss for the period													(26,161)

December 31, 2020 (Audited)
Current assets	146,414	96	35,180	31	11,936	4,148	40,705	30,209	132,706	-	(65,395)	183,963	519,993
Non-current assets	1,170,598	21	756,448	122	149,871	6,420	144,745	64,580	274,620	3,081	(768)	315,920	2,885,658
Capital Expenditure	95,794	-	3,224	-	10,818	1,160	2,701	10,509	13,835	-	-	2	138,043
Current liabilities	273,173	40	103,756	1	20,578	2,608	4,046	27,544	117,787	-	(65,165)	68,186	552,554
Non-current liabilities	509,623	-	881,535	-	53,962	2,666	64,242	25,451	158,523	-	(998)	352,807	2,047,811

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4            Revenue

	For the three-month period ended March 31,
	2021 (Unaudited)	2020 (Unaudited)
Aeronautical revenue	42,814	154,663
Non-aeronautical revenue
Commercial revenue	67,780	101,553
Construction service revenue	27,387	46,270
Other revenue	212	343
	138,193	302,829

Timing of revenue recognition
Over time	113,193	249,361
At a point in time	2,636	8,291
Revenues accounted for under IFRS 16	22,364	45,177
Revenue	138,193	302,829

5            Cost of services

	For the three-month period ended March 31,
	2021 (Unaudited)	2020 (Unaudited)
Amortization and depreciation (2)	(31,153)	(48,065)
Construction services cost	(26,944)	(45,726)
Salaries and social security contributions	(30,210)	(45,675)
Concession fees (1)	(18,578)	(37,455)
Maintenance expenses	(15,708)	(28,687)
Services and fees	(9,177)	(14,420)
Cost of fuel	(2,394)	(7,354)
Taxes	(733)	(3,811)
Office expenses	(862)	(2,559)
Provision for maintenance costs	(344)	(322)
Others	(1,766)	(1,904)
	(137,869)	(235,978)

(1) Includes depreciation for fixed concession assets fee of USD 4,144 as of March 31, 2021 (USD 4,872 as of March 31, 2020).

(2) Includes amortization of leases of USD 666 as of March 31, 2021 (USD 655 as of March 31, 2020).

6            Selling, general and administrative expenses

	For the three-month period ended March 31,
	2021 (Unaudited)	2020 (Unaudited)
Taxes (1)	(4,421)	(9,077)
Services and fees	(6,627)	(8,197)
Salaries and social security contributions	(4,057)	(6,506)
Bad debts	(2,314)	(2,965)
Amortization and depreciation (2)	(2,125)	(2,427)
Maintenance expenses	(105)	(1,021)
Office expenses	(296)	(759)
Insurance	(534)	(478)
Advertising	(122)	(239)
Charter service	-	(134)
Bad debts recovery	2,075	80
Other	(809)	(2,623)
	(19,335)	(34,346)

(1) Mainly includes tax from taxes over bank transactions and tax on revenue.

(2) Includes amortization of leases of USD 233 as of March 31, 2021 (USD 153 as of March 31, 2020).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

7            Other operating results

7.1        Other operating income

	For the three-month period ended March 31,
	2021 (Unaudited)	2020 (Unaudited)
Government grant (*)	1,520	3,439
Other	116	217
	1,636	3,656

(*) Corresponds to government grant for the development of airport infrastructure in Group A (operated by AA2000) of the National Airport System. There are no unfulfilled conditions or other contingencies attaching to these grants.

7.2            Other operating loss

	For the three-month period ended March 31,
	2021 (Unaudited)	2020 (Unaudited)
Other operating loss	(9,185)	(418)

(*) As of March 31, 2021, mainly includes Argentine legal proceedings as detailed in Note 15.a.

8            Financial results, net

	For the three -month period ended March 31,
	2021 (Unaudited)	2020 (Unaudited)
Interest income	5,651	3,263
Foreign exchange income	247	2,186
Other financial income	934	3,126
Financial income	6,832	8,575

Interest expense	(28,493)	(22,897)
Foreign exchange expenses	12,754	(11,193)
Changes in liability for concessions	(24,046)	(15,951)
Other financial loss	(2,276)	(3,944)
Financial loss	(42,061)	(53,985)

Inflation adjustment	(4,398)	(1,944)
Inflation adjustment	(4,398)	(1,944)
Net financial results	(39,627)	(47,354)

9            Income tax

	For the three -month period ended March 31,
	2021 (Unaudited)	2020 (Unaudited)
Current income tax	(697)	(13,748)
Deferred income tax	(125)	4,554
	(822)	(9,194)

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10            Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2021	3,855,479	5,733	23,489	3,884,701
Acquisition of business (Note 15.b)	-	4,501	663	5,164
Acquisitions	27,768	-	124	27,892
Disposals	(75)	-	(348)	(423)
Transfer to property, plant and equipment	(6)	-	-	(6)
Translation differences and inflation adjustment	(69,146)	(372)	(1,152)	(70,670)
	3,814,020	9,862	22,776	3,846,658
Depreciation
Accumulated at January 1, 2021	1,247,384	-	20,833	1,268,217
Depreciation of the period	34,005	-	217	34,222
Disposals	(75)	-	(348)	(423)
Translation differences and inflation adjustment	(8,029)	-	(948)	(8,977)
	1,273,285	-	19,754	1,293,039
At March 31, 2021	2,540,735	9,862	3,022	2,553,619

Cost
Balances at January 1, 2020	4,057,431	55,506	21,326	4,134,263
Acquisitions	48,052	-	81	48,133
Impairment loss	(4,490)	-	-	(4,490)
Disposals	(31)	-	-	(31)
Transfer	(220)	-	220	-
Transfer to property, plant and equipment	(4)	-	-	(4)
Translation differences and inflation adjustment	(309,368)	(11,419)	(997)	(321,784)
	3,791,370	44,087	20,630	3,856,087
Depreciation
Accumulated at January 1, 2020	1,114,090	-	18,052	1,132,142
Depreciation of the period	51,849	-	294	52,143
Disposals	(31)	-	-	(31)
Translation differences and inflation adjustment	(48,754)	-	(541)	(49,296)
	1,117,154	-	17,805	1,134,959
At March 31, 2020	2,674,216	44,087	2,825	2,721,128

As of March 31, 2021 and 2020, the Company identified impairment indicators in its cash generating units across all of its business operational segments due to drastic measures undertaken by governments, such as flight restrictions and the closing of borders to contain Covid-19 spread.

Therefore, the Company performed impairment tests based on cash flow projections covering the remaining concessions periods (value in use), based on certain assumptions that required management judgment combined with historical information such as number of passenger, fees, future operating expenses and discount rate.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each cash-generating units (CGUs) of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

Impairment loss recognized in the evolution of concession assets as of March 31, 2020, corresponds to Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) that conducted an impairment test based on cash flow projections covering the remaining concession period of 21 years (value in use).

As of March 31, 2021, the recoverable amount of each defined CGU exceeds its carrying amount.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

11            Cash and cash equivalents

	At March 31, 2021 (Unaudited)	At December 31, 2020 (Audited)
Cash to be deposited	358	310
Cash at banks	195,908	213,306
Time deposits	11,114	19,509
Other cash equivalents	48,492	47,906
	255,872	281,031

The Group operates with investment grade - financial institutions.

As of March 31, 2021, cash and cash equivalents includes restricted cash on deposit as collateral for a total amount of USD 1,255 (USD 1,142 as of December 31, 2020).

12            Borrowings

	At March 31, 2021 (Unaudited)	At December 31, 2020 (Audited)
Non-current
Bank and financial borrowings (**)	475,795	509,086
Notes (*)	608,833	619,321
	1,084,628	1,128,407
Current
Bank and financial borrowings (**)	160,886	155,251
Notes (*)	77,995	61,159
	238,881	216,410
Total Borrowings	1,323,509	1,344,817

Changes in borrowings during the period is as follows:

	For the three-month period ended March 31,
	2021 (Unaudited)	2020 (Unaudited)
Balances at the beginning of the period	1,344,817	1,208,344
Loans obtained	53,826	36,233
Loans paid	(56,268)	(21,284)
Interest paid	(7,576)	(14,962)
Accrued interest for the period	25,001	21,738
Debt renegotiation expenses capitalization	(225)	-
Translation differences and inflation adjustment	(36,066)	(68,956)
Balances at the end of the period	1,323,509	1,161,113

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At March 31, 2021 (1)	314,968	303,733	622,170	464,342	1,705,213
At December 31, 2020 (1)	286,353	307,722	641,191	514,575	1,749,841

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(*) Notes include the following:

-	In 2007 Puerta del Sur S.A. (“PDS”) issued 7.75% secured guaranteed notes for USD 87 million, due 2021. The principal balance of the PDS Notes, together with accrued interest, will be repaid in 22 total installments, with individual installments occurring on April 29 and October 29 of each year beginning in 2011 and ending in 2021. The main covenants on these bonds are limitations on liens and encumbrances and compliance with certain financial ratios. PDS may be limited to declare, make or pay any dividends unless the debt coverage service ratio exceeds 1.7x and the indebtedness ratio is less than 3.0. PDS Notes are secured by a trust to which PDS has transferred the following sums: (a) the sum of funds which PDS has or has rights to for services offered in administration, construction, and maintenance of Carrasco Airport; (b) the sum of funds received from the duty-free store in Carrasco Airport; (c) the sum of funds received as a result of the permitted operation of the cargo terminal in Carrasco Airport; and (d) the sum of funds PDS has received or will have right to receive from the government or from a third party successor as a result of a management agreement, or as a consequence of the redemption, termination, mutual dissolution and/or resolution of the management agreement for whatever reason, this trust is only use in case of non-compliance with the Notes obligations.

On April 24, 2020, PDS signed an agreement modification of its 2007 notes to postpone the April and October 2020 installments to year 2022. Interest continues to be paid semi-annually, including 2020, at the same rate. The agreement also established a change in the debt service and dividends payment covenants for the 2020 measurement that will be 1.25x for both cases, and for the 2021 1.4x.

-	In 2015, ACI Airport Sudamérica S.A.U. (“ACI”) issued 6.875% senior secured guaranteed notes, for USD 200 million due in 2032 (the “Existing Notes”). The principal balance will be repaid in 34 installments, May 29 and November 29 of each year, commencing on May 29, 2016 while accrued interest will be repaid commencing on November 29, 2015. The main covenants on these bonds are limitations on additional indebtedness, payment of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. The holders of these notes benefit from a guarantee and a security package including the pledge of the shares in PDS and Cerealsur S.A., and certain accounts of Cerealsur and ACI. As of March 31, 2021 and December 31, 2020, they were guaranteed with a debt service reserve account of ACI and the funds contained therein. These notes are fully and unconditionally guaranteed by Cerealsur S.A.

On May 26, 2020, ACI issued USD 180.9 million aggregate principal amount of 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 (the “New Notes”) to repurchase and exchange 93.6% of the total original principal amount of the Existing Notes obtaining consents to certain proposed amendments to the indenture governing the Existing Notes and certain waivers. The main covenants and guarantees remain unchanged except for the incorporation of ACI’s shares pledge.

-	On January 8, 2018, Corporación América Italia S.p.A. (“CAI”) issued € 60.0 million (USD 71.8 million) aggregate principal amount of 4.556% secured notes due 2024 (the “Italian Notes”). The proceeds of the Italian Notes were used to refinance and replace the 6.250% secured notes due 2019 issued by CAI in December 2014. Interest on the Italian Notes is payable annually in arrears on June 30 of each year. The Italian Notes will mature on December 31, 2024. The main covenants on these bonds are limitations to take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios.

The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in Toscana Aeroporti S.p.A.

-	On February 6, 2017, AA2000 issued 6.875% senior secured notes for a nominal amount of USD 400 million due 2027 (the “Existing Notes”). The principal will be amortized in 32 equal quarterly installments as from May 1, 2019. The main covenants of these bonds require compliance with certain financial ratios as well as restriction to incur in additional debt and limitations on the payments of dividends if any default or unmatured default has occurred. Notes issued by AA2000 are secured by a collateral assignment of fiduciary rights of certain revenue of AA2000.

On February 27, 2020, the ordinary general meeting of shareholders of AA2000 approved the creation of a Global Program for the issuance of Notes. The Prospectus project was approved in its terms and conditions by AA2000 Board of Directors dated February 27, 2020. The aforementioned program establishes the issuance of simple Notes not convertible into shares with a nominal value of up to USD 500 million, or its equivalent in other currencies, with a duration of five years from the date of approval of the Argentine Comisión Nacional de Valores (“CNV”). On April 17, 2020, AA2000 obtained authorization from the CNV for the Global Program for the Issuance of Notes.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

On May 20, 2020 AA2000 issued USD 306 million aggregate principal amount of 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) in exchange of 86.73% of the total original principal amount of the Existing Notes and obtained consents to certain proposed amendments and waivers to the indenture governing the Existing Notes after completion of required conditions; the approval of ORSNA on April 24, 2020, issuing the Resolution No. 21/2020 pursuant to which the collateral assignment of revenue under the Existing Notes was extended to the Series 2020 Additional Notes in equal terms; and executing and delivering amendments to the 2019 Credit Facilities to provide for the effective deferral of payments of principal due thereunder on August 19, 2020 and November 19, 2020 that was satisfied on April 29, 2020. Accrued interest is capitalized quarterly. The principal and interest repayments under the New Notes due May 1, 2021, continue to be payable in cash. From May 1, 2021, the expiry date of the PIK Period, New Notes will continue to accrue interest at a rate of 6.875% per annum until their maturity date, payable quarterly. The main covenants and guarantees remain unchanged.

On August 20, 2020, under its Global Program of Notes, AA2000 issued Class 2 Notes Series 2020 for a total amount of USD 40 million, at a 0% interest rate, with a two-year maturity. The Notes are dollar-linked, denominated in U.S. dollars but issued and paid in Argentine pesos.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(**) As of March 31, 2021 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization(2)
	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	6.5
Inframerica Concessionaria do	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	1.8
Aeroporto Sao Goncalo do Amarante S.A.	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	4.7	A
	BNDES	R$	September 2022	Fixed	2.50%	0.6
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.3
Inframerica Concessionaria do Aeroporto de Brasilia S.A.	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	205.7	A
	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.1	D
	Votorantim	R$	July 2021	Variable	CDI plus spread	3.2	C
	Banco Guayaquil SA	USD	February 2026	Variable	T.R.E.(3) plus spread	8.5	D
Terminal Aeroportuaria de	Banco Guayaquil SA	USD	December 2025	Variable	T.R.E.(3) plus spread	3.3	D
Guayaquil S.A	Banco Bolivariano CA	USD	December 2025	Variable	T.R.E.(3) plus spread	8.5	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	6.8	D
Terminal de Cargas de	Santander Uruguay	USD	April 2023	Fixed	4.40%	1.1	D
Uruguay S.A.	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	1.8	D
	Scotiabank Uruguay	USD	February 2026	Fixed	4.30%	1.0	D
	MPS Servicio Capital	Euro	June 2022	Variable	Euribor 6 month plus spread	3.4	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	21.9	D
	BPM	Euro	April 2021	Fixed	0.40%	1.8	D
	Unicredit	Euro	June 2021	Fixed	0.30%	10.0	D
	Unicredit	Euro	May 2021	Fixed	0.30%	1.2	D
	BNL	Euro	April 2021	Fixed	0.50%	5.9	D
Toscana Aeroporti S.p.A.	CREDEM	Euro	May 2021	Fixed	0.09%	3.5	D
	ISP-SACE	Euro	September 2026	Variable	Euribor 3 month plus spread	99.2	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.3	D
	BPM	Euro	June 2024	Variable	Euribor 3 month plus spread	0.4	D
	MPS Servicio capital	Euro	August 2021	Fixed	0.48%	12.9	D
	Banca Intesa San Paolo	Euro	March 2022	Fixed	1.20%	12.9	D
	Ameriabank C.J.S.C.	USD	June 2024	Variable	Libor 6 month plus spread	30.5	B
Armenia International Airports C.J.S.C.		Euro	June 2024	Variable	Euribor 6 month plus spread	33.3
	HSBC Bank Armenia C.J.S.C.	Dram	June 2022	Fixed	11% (4)	0.6	D
Aeropuerto de Neuquén S.A.	Banco Macro	USD	August 2021	Variable	Libor plus spread	2.6	A
Aeropuertos Argentina 2000 S.A.	Banco de la Provincia de Buenos Aires	USD	July 2023	Fixed	7%	1.3	D
	Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. (5)	USD	August 2022	Fixed	9.75%	57.3	A
	Onshore renegotiation	ARS	June 2022	Variable	BADCOR plus spread	7.7	A
	Onshore renegotiation	ARS	November 2022	Variable	BADCOR plus spread	8.6	A
	Onshore renegotiation	ARS	February 2023	Variable	BADCOR plus spread	9.3	A
	Citibank N.A. (5)	USD	February 2023	Variable	Libor plus spread	28.2	A
	Offshore renegotiation	ARS	June 2022	Variable	BADCOR plus spread	4.6	A
	Offshore renegotiation	ARS	December 2022	Variable	BADCOR plus spread	1.5	A
	Banco Macro	USD	July 2021	Fixed	10%	10.2	B
Consorcio Aeropuertos	Santander Uruguay	USD	April 2024	Fixed	5.1%	5.7	B
Internacionales S.A.	Banco Itaú	USD	April 2025	Variable	Libor plus spread	5.7
Others						0.3
Total						636.7

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(**) As of December 31, 2020 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding
						(In millions of USD)	Capitalization(2)
Inframerica Concessionaria do Aeroporto Sao Goncalo do Amarante S.A.	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	7.0	A
	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	1.8
	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	4.9
	BNDES	R$	September 2022	Fixed	2.50%	0.7
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.4
Inframerica Concessionaria do Aeroporto de Brasilia S.A.	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	221.4	A
	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.1	D
	Votorantim	R$	July 2021	Variable	CDI plus spread	3.5	C
Terminal Aeroportuaria de Guayaquil S.A	Banco Guayaquil SA	USD	February 2026	Variable	T.R.E.(3) plus spread	8.9	D
	Banco Guayaquil SA	USD	December 2025	Variable	T.R.E.(3) plus spread	3.5	D
	Banco Bolivariano CA	USD	December 2025	Variable	T.R.E.(3) plus spread	8.5	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	7.3	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	April 2023	Fixed	4.25%	1.2	D
	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	1.9	D
Toscana Aeroporti S.p.A.	MPS Servicio Capital	Euro	June 2022	Variable	Euribor 6 month plus spread	3.5	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	24.8	D
	BPM	Euro	January 2021	Fixed	0.30%	1.8	D
	Unicredit	Euro	March 2021	Fixed	0.30%	10.4	D
	Unicredit	Euro	February 2021	Fixed	0.30%	1.2	D
	BNL	Euro	April 2021	Fixed	0.50%	6.2	D
	CREDEM	Euro	February 2021	Fixed	0.09%	4.9	D
	ISP-SACE	Euro	September 2026	Variable	Euribor 3 month plus spread	103.5	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.3	D
	BPM	Euro	June 2024	Variable	Euribor 3 month plus spread	0.4	D
	MPS Servicio capital	Euro	February 2021	Fixed	0.20%	12.3	D
	Banca Intesa San Paolo	Euro	February 2021	Fixed	0.15%	7.4	D
	Banca Intesa San Paolo	Euro	March 2021	Fixed	0.20%	6.2	D
Armenia International Airports C.J.S.C.	Ameriabank C.J.S.C.	USD	June 2024	Variable	Libor 6 month plus spread	29.8	B
		Euro	June 2024	Variable	Euribor 6 month plus spread	34.2
	HSBC Bank Armenia C.J.S.C.	Dram	June 2022	Fixed	11% (4)	0.8	D
Aeropuerto de Neuquén S.A.	Banco Macro	USD	August 2021	Variable	Libor plus spread	2.6	A
Aeropuertos Argentina 2000 S.A.	Banco de la Provincia de Buenos Aires	USD	July 2023	Fixed	7%	2.6	D
	Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. (5)	USD	August 2022	Fixed	9.75%	65.7	A
	Onshore renegotiation	ARS	June 2022	Variable	BADCOR plus spread	8.4	A
	Onshore renegotiation	ARS	November 2022	Variable	BADCOR plus spread	9.4	A
	Citibank N.A. (5)	USD	November 2022	Variable	Libor plus spread	29.3	A
	Offshore renegotiation	ARS	June 2022	Variable	BADCOR plus spread	5.0	A
	Banco Macro	USD	July 2021	Fixed	10%	10.2	B
Consorcio Aeropuertos Internacionales S.A.	Santander Uruguay	USD	April 2024	Fixed	5.1%	5.1	B
	Banco Itaú	USD	April 2025	Variable	Libor plus spread	5.1
Others						0.1
Total						664.3

(1)	TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)

IPCA: corresponds to the Brazilian Consumer Price index)

(2)	A - Secured/guaranteed
B – Secured/unguaranteed
C – Unsecured/guaranteed
D - Unsecured/unguaranteed

R$ - Brazilian Reales

(3)	T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate)
(4)	Effective interest rate is 5.5% as 50% of interest rate is subsidized by Armenian Government
(5)	Comprises loans with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U., Banco Santander Río S.A. (“the onshore credit facility”) and Citibank N.A. (“the offshore credit facility”).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

-	The Credit Facility Agreement between Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) and the Banco Nacional do Desenvolvimento Economico e Social (“BNDES”) is secured by the pledge of the shares of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A, together with any dividends and distributions in connection therewith, as well as the fiduciary assignment of rights arising from the Natal Airport concession agreement and certain letters of guarantees issued by indirect shareholders and affiliates of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. for an amount of USD 6.1 million which was released during 2018. It also establishes a required pre-authorization by BNDES on payments of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. dividends if exceeding 25% of net profits.

The Credit Facility Agreement between Inframerica Concessionária do Aeroporto de Brasilia (“ICAB”) and BNDES is secured by the pledge of Inframérica Concessionária do Aeroporto de Brasilia and Inframerica Participaçoes S.A. shares, the fiduciary assignment of rights arising from the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of Inframerica Concessionária do Aeroporto de Brasilia. It also establishes under certain circumstances a required pre-authorization by BNDES on payments of Inframerica Concessionária do Aeroporto de Brasilia dividends if exceeding 25% of net profits and compliance of certain financial ratios.

During 2017 and 2018 ICAB and ICASGA entered into amendments and extension agreements with BNDES with respect to their loans, in the case of ICASGA including an early repayment of a large part of the original debt and in ICAB including the extension of the final maturity and increasing the size of the credit facility.

In connection with such amendments and extension agreements, ACI Airports S.à r.l. and CAAP have agreed not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à r.l. has agreed to maintain a minimum credit rating of at least B- (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least BB+. The amendment and extension agreements also require additional security equivalent to the amount of twenty-four months of debt service for at least a two-year period (in the form of a bank guaranty, letter of credit, guaranty insurance or other acceptable modalities of guarantee), if the Minimum Rating is not maintained for any annual testing period. As of June 30, 2020, the Minimum Rating was not achieved and ICAB and ICASGA requested BNDES to provide a waiver regarding this obligation. Nevertheless, non-compliance with the Minimum Rating does not constitute an event of default under the agreements but additional security would be required. As of March 31, 2021, BNDES has authorized extensions of the term to meet the obligation for additional security or for obtaining a waiver from BNDES till May 15, 2021.

In March 2020, BNDES made available a program for joining a Standstill for the suspension of payments of principal and interest for six months. The amount of debt service suspended pursuant to the Standstill must be capitalized and paid in the remaining period of the financing contracts. ICAB and ICASGA applied for this program and obtained the approval on April 14, 2020. On October 14, 2020, ICAB and ICASGA succeeded in negotiations with BNDES for a new standstill of six months (October 2020 to March 2021) of payments of principal and interest on its financing contracts. These amounts must be capitalized and will be paid in the remaining period of the financing contracts.

ICAB’s operation with Banco Votorantim comprises loans for working capital in the amount of R$ 18 million. These loans are secured by a guarantee letter issued by CAAP for a total amount of USD 8.9 million or its equivalent in Brazilian Real which shall not be lower than R$ 36 million plus interest.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

-	On December 15, 2015 Armenia International Airports C.J.S.C. entered into a senior secured dual-currency facility agreement with Credit Suisse AG (and other banks) for a principal amount up to USD 160 million, which is secured by the collateral assignment of all present and future rights arising from the Armenian Concession Agreement and other related agreement, a pledge over all present and future cash collateral bank accounts, a pledge over certain movable and immoveable assets related to the Zvartnots Airport and the pledge of Armenia International Airports C.J.S.C. shares.

According to the loan agreement Armenia International Airports C.J.S.C. has restrictions to distribution of dividends, has to maintain the following ratios at a certain level: debt to EBITDA, Debt service coverage and adjusted debt service coverage ratio. According to this agreement, the analysis of the accomplished of these ratios must be made as of June 30 and December 31.

On December 23, 2020, AIA changed its facility agent from Credit Suisse AG to Ameriabank C.J.S.C. re-structuring its debt modifying its maturity date to June 25, 2024, and including some additional clauses that modify the original loan agreement restrictions and covenants.

As of March 31, 2021, Armenia International Airports C.J.S.C. pledged cash held in bank accounts for USD 31,671 (USD 28,780 at December 31, 2020) and all intangible assets and property and equipment for a total of USD 136,744 (USD 142,384 at December 31, 2020).

-	Toscana Aeroporti S.p.A. (“TA”), pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/ MPS Servicio capital is required to comply with certain financial ratios. Cash and cash equivalents of the Consolidated Statement of Financial Position includes € 1 million, to secure the abovementioned loan.

On November 6, 2020, € 85 million of proceeds were disbursed to TA under a loan signed with a pool of leading financial institutions comprising Intesa Sanpaolo and BNL-BNP Paribas. The loan is 90% backed by SACE guarantees pursuant to the provisions of Decree-Law No. 23/2020 within the framework of the programme “Garanzia Italia”, an Italian guarantee scheme intended to support Italian companies affected by the Covid-19 emergency. The loan has a term of six years, with a two-year grace period and TA is required to comply with certain financial covenants and restrictions.

-	Aeropuerto de Neuquén S.A. (“ANSA”) loan with Banco Macro is secured with a guarantee letter of Corporación América S.A. In addition, ANSA entered into an assignment of collection rights agreement in favor of Banco Macro.

-	On August 9, 2019, AA2000 entered into two credit facility agreements: (a) the onshore credit facility agreement, by and among AA2000, as borrower, Banco Galicia and Buenos Aires S.A.U., Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”) and Banco Santander Río S.A., as lenders (collectively, the “Lenders”), Citibank N.A. (“Citibank”), as administrative agent and Citibank Argentina, as local collateral agent, local disbursement agent and local paying agent, for an aggregate principal amount of USD 85 million and (b) the offshore credit facility agreement, by and among AA2000, as borrower, Citibank acting through its international banking facility, as lender, Citibank N.A., as administrative agent and Citibank Argentina as local collateral agent and local custodian agent for an aggregate principal amount of USD 35 million (collectively, the “2019 Credit Facilities”).

The term for the credit facility agreements was thirty-six months as from the borrowing date. The principal amount under the credit facility agreements has to be repaid in nine quarterly equal and regular installments, the first one being payable twelve months from the borrowing date, and bears interests: (i) regarding the onshore credit facility agreement, at a fixed annual nominal rate of 9.75%; (ii) regarding the offshore credit facility agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an interest rate of an annual nominal 5.5% plus (c) any applicable withholding tax.

To secure its obligations under the two credit facility agreements, pursuant to the Argentine Collateral Trust Agreement dated August 9, 2019 (under Argentine law), AA2000 transferred and assigned to the collateral trustee, acting on behalf of the Trust, for the benefit of the Lenders, acting as the beneficiaries, all: (a) rights, title and interest in, to and under each payment of the cargo airport charges payable by the user of such services in connection with all proceeds derived from export and import services carried out by Terminal de Cargas Argentina (a business unit of AA2000); and (b) any residual amount that AA2000 could be entitled to receive pursuant to article 11.4 of the collateral trust agreement dated January 17, 2017, entered into AA2000 and Citibank, in respect of the rights to receive payment in the event of a termination, expropriation or redemption of the concession agreement entered by and between the National Government and AA2000 on February 9, 1998 and approved by Decree No. 163/1998; including the right to receive and withhold all the payments pursuant to them and any other produced by them, assigned in trust to secure the Existing Notes issued by AA2000.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

On April 29, 2020, AA2000 entered into a framework agreement (“Framework Agreement”) with the branch of Citibank established in the Republic of Argentina (“Citibank Argentina”) and the Lenders, in order to, among other things, effectively defer principal payments of the 2019 Credit Facilities. The Framework Agreement effectively defers payments of principal due by AA2000 under the 2019 Credit Facilities on August 19, 2020 and November 19, 2020, each of which amounts to USD 13.3 million. Such deferred amounts will be effectively payable by AA2000 in quarterly installments beginning in September 2021 and ending in June 2022.

Additionally, under the Framework Agreement, AA2000 signed the bilateral contracts with each of the financial institutions and signed an amendment to the aforementioned agreement where the obligation to comply with certain ratios foreseen in the 2019 Credit Facilities has been waived.

On August 19, 2020, AA2000 obtained four loans for a total amount of ARS 987 million (ARS 288 million corresponding to Citibank N.A. loan installment) to pay the installment of the renegotiated 2019 Credit Facilities agreement due in August that will be paid in four equal and consecutive quarterly installments beginning on September 19, 2021.

On November 19, 2020, AA2000 extended 60% of the 2019 Credit Facilities installment corresponding to Citibank N.A. due in November 2020 for a total amount of USD 2.3 million, which will be fully repaid on November 19, 2022. For the remaining 40% AA2000 obtained a loan for a total amount of ARS 125 million that will be paid in four equal and consecutive quarterly installments beginning on September 19, 2021.

Additionally, AA2000 obtained three loans for the total amount of ARS 778 million to pay the installment of the renegotiated 2019 Credit Facilities agreement due in November, 40% of them will be paid in four equal and consecutive quarterly installments beginning on September 19, 2021 and the remaining 60% will be paid in full on November 19, 2022.

On February 19, 2021, AA2000 extended 60% of the 2019 Credit Facilities installment corresponding to Citibank N.A. due in February 2021 for a total amount of USD 2.3 million, which will be fully repaid on February 19, 2023. For the remaining 40% AA2000 obtained a loan for a total amount of ARS 139 million that will be paid in four equal and consecutive quarterly installments beginning on March 19, 2022.

Additionally, AA2000 obtained three loans for the total amount of ARS 843 million to pay the installment of the renegotiated 2019 Credit Facilities agreement due in February 2021, 40% of them will be paid in four equal and consecutive quarterly installments beginning on March 19, 2022 and the remaining 60% will be paid in full on February 19, 2023.

All these loans in ARS accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate (“BADCOR”) plus an applicable margin of 5% nominal per annum.

On January 21, 2020, AA2000 obtained a loan of USD 10 million with Banco Macro payable in 180 days at a nominal annual rate of 6%. On May 11, 2020, AA2000 agreed to reschedule the loan extending its term to July 24, 2021 with a nominal annual compensatory rate of 10%, subject to the payment of interest due on July 24, 2020 and a guarantee assignment of the future receivables for air station usage fees (for domestic flights) to be collected from Aerolíneas Argentinas S.A. On July 24, 2020, AA2000 cancelled the interest due on its USD 10 million loan with Banco Macro and the ORSNA issued Resolution No. 49/2020 authorizing the assignment of credits as a guarantee.

-	Consorcio Aeropuertos Internacionales S.A., pursuant to the credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. is required to comply with certain financial ratios as well as certain restrictions. Assignment of certain revenues has been given to secure the aforementioned credit facilities. See credit facilities refinancing in Note 19.

As of March 31, 2021, and December 31, 2020, conversations with financial entities for the approval of temporary waivers of compliance, when necessary, have taken place and the Group’s entities that entered into negotiations regarding their financing conditions secured agreements avoiding events of default.

In general, waivers obtained mainly include an exemption from the requirements to comply with ratios provided for in the borrowing agreements and changes to the method for calculating ratios. However, some conditions may apply while the waivers are in force such as ensuring minimum cash balances, delivering additional information to noteholders or financial institutions or the inability to pay dividends.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13            Other liabilities

	At March 31, 2021 (Unaudited)	At December 31, 2020 (Audited)
Non-current
Concession fee payable (1)	618,069	655,221
Advances from customers	13,777	15,469
Provisions for legal claims (4)	8,599	4,251
Provision for maintenance costs (2)	17,117	17,081
Other taxes payable	890	1,139
Employee benefit obligation (3)	8,580	8,694
Salary payable	754	721
Other liabilities with related parties (Note 16)	1,299	1,398
Other payables	26,523	24,772
	695,608	728,746

Current
Concession fee payable (1)	82,588	86,483
Other taxes payable	16,750	23,033
Salary payable	21,839	22,061
Other liabilities with related parties (Note 16)	7,520	7,143
Advances from customers	3,950	4,522
Provision for maintenance costs (2)	3,693	10,114
Expenses provisions	964	2,018
Provision for legal claims (4)	2,988	932
Other payables	28,050	24,507
	168,342	180,813

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At March 31, 2021	168,342	99,569	216,615	1,359,754	1,844,280
At December 31, 2020	180,934	106,290	239,243	1,730,532	2,256,999

(1) The most significant amounts included in the concession fee payable are generated by the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and Inframérica Concessionária do Aeroporto de Brasilia S.A. and Inframérica Concessionária do Aeroportode São Gonçalo do Amarante S.A.

Changes in the period of the concession fee payable is as follows:

	For the three -month period ended March 31,
	2021 (Unaudited)	2020 (Unaudited)
Balances at the beginning of the period	741,704	897,671
Financial result	25,641	15,951
Concession fees	14,434	32,583
Payments	(17,012)	(54,206)
Other	412	-
Translation differences and inflation adjustment	(64,522)	(192,923)
Balances at the end of the period	700,657	699,076

(2) Changes in the period of the provision for maintenance costs is as follows:

	For the three -month period ended March 31,
	2021 (Unaudited)	2020 (Unaudited)
Balances at the beginning of the period	27,195	28,921
Accrual of the period	437	526
Use of the provision	(5,756)	(2,308)
Translation differences and inflation adjustment	(1,066)	(703)
Balances at the end of the period	20,810	26,436

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13            Other liabilities (Cont.)

(3) Changes in the period of the provision for employee benefits is as follows:

	For the three -month period ended March 31,
	2021 (Unaudited)	2020 (Unaudited)
Balances at the beginning of the period	8,694	8,079
Acquisition of business (Note 15.b)	456	-
Actuarial gain/loss (in other comprehensive income)	(276)	(421)
Interest for services	44	25
Service cost	64	78
Amounts paid in the period	(84)	(131)
Translation differences and inflation adjustment	(318)	(157)
Balances at the end of the period	8,580	7,473

(4) Changes in the period of the provision for legal claims is as follows:

	For the three -month period ended March 31,
	2021 (Unaudited)	2020 (Unaudited)
Balances at the beginning of the period	5,183	6,478
Accrual of the period (Note 15.a)	6,770	629
Use of the provision	(14)	(585)
Translation differences and inflation adjustment	(352)	(802)
Balances at the end of the period	11,587	5,720

14            Equity

a) Management share compensation plan and treasury shares

On March 12, 2021, 590,000 shares, already assigned and fully vested as of December 31, 2020, were delivered to the assigned executives and key employees.

b) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the Company is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Income Tax effect (*)	Transfer from shareholders equity – currency translation differences	Total
Balances at January 1, 2021	(439,407)	92	(41,267)	(39)	63,402	(417,219)
Other comprehensive income / (loss) for the period	11,453	121	(128)	(29)	-	11,417
For the period ended March 31, 2021	(427,954)	213	(41,395)	(68)	63,402	(405,802)

Balances at January 1, 2020	(414,777)	198	(40,726)	(63)	63,402	(391,966)
Other comprehensive income / (loss) for the period	(15,214)	196	(264)	(47)	-	(15,329)
For the period ended March 31, 2020	(429,991)	394	(40,990)	(110)	63,402	(407,295)

(*) Income tax relating to OCI amounts to remeasurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Group’s litigation and settlement strategies.

The Company believes that the aggregate provisions recorded for losses in these financial statements, are adequate based upon currently available information.

Conflict with Aerolíneas Argentina S.A (“ARSA”)

On February 2, 2021, ARSA sent a document to AA2000, which contained a proposal of debt acknowledgment for the amounts owed until March 31, 2020 (ARS 120.6 million and USD 36.5 million). In the aforementioned document, ARSA proposed a payment plan in 72 monthly, equal and consecutive installments payable as from January 5, 2023. On February 4, 2021, AA2000 accepted the proposal.

AA2000 and ARSA continue in negotiations to reconcile the remaining outstanding debt.

AA2000 legal proceeding with the Asociación de Superficiarios de la Patagonia (“ASSUPA”).

A “General Remediation Agreement” was entered into with ASSUPA, under which the execution of airport-specific improvement and renovation works wasagreed. It was also agreed that these remediation works will be funded out of the “Trust Fund for Funding Infrastructure Works in airports under the AA2000 Concession Agreement (2.5%)”.

In connection with the civil action filed by ASSUPA, on April 15, 2021, a specific agreement was signed for the improvement and renovation works at Ezeiza airport.

The agreements entered into with ASSUPA were submitted to the ORSNA for approval and subsequent homologation in court.

In addition, an agreement covering the fees of ASSUPA´s legal counsel and technical experts has also been signed. The result of this agreement was recognized as of March 31, 2021 and was included in Other operating expenses line.

AA2000 civil proceedings

On March 29, 2021, a judgement was issued by the Ezeiza´s Paz Court admitting a claim initiated by the Municipalidad de Ezeiza in connection to AA2000’s default in the payment of the aeronautic fees due for the period 2020. The amount involved in this proceeding is roughly USD 800. As of the date of these Condensed Consolidated Financial Statements, ongoing negotiations are taking place in order to cancel the debt.

Ecuadorian Tax Proceedings

The Ecuadorian tax authority (Servicio de Rentas Internas del Ecuador, “SRI”) determined that Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) has to pay roughly USD 3.2 million in connection with differences established by the SRI for the 2017 withholding tax determination. The request for a nullity resolution against this determination was submitted by TAGSA on April 27, 2021.

There are no other lawsuits or legal proceedings different from the ones included in the Consolidated Financial Statements for the year ended December 31, 2020, except for the above-mentioned.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments

Acquisition of Cemes Aeroporti S.r.l. and formation of Toscana Aeroporti Costruzioni S.r.l.

On January 26, 2021, Toscana Aeroporti S.p.A. (“TA”) signed an agreement to acquire a 51% stake in Cemes Aeroporti S.r.l., a recently-formed company operating in the construction sector, which has concurrently changed its corporate name to Toscana Aeroporti Costruzioni S.r.l. (“TAC”). This transaction was accounted for using the acquisition method since the Group acquired control over TAC and was therefore fully consolidated from the date on which control was exercised. This acquisition was made with a view to facilitating the necessary works for the planned infrastructural development at the Florence and Pisa airports committed by TA.

The consideration for the transaction amounts to € 4.5 million, payable in five annual installments until December 31, 2025. In addition, the agreement between the parties envisages a call option exercisable by TA during the period between January 1, 2024 and July 1, 2024, to acquire a further 19% stake in TAC for a pre-set consideration of € 2.2 million. The transaction does not entail any contracts for the assumption of debt or assignment of receivables.

Net identifiable assets arising from the acquisition was € 1 million, including cash and cash equivalents for a total amount of € 8 (approximately USD 10). TA has elected to recognize non-controlling interests in the acquired entity at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets at the time of the acquisition.

The fair value of the consideration reflects the net present value of the consideration paid in installments for the purchase. Goodwill for an amount of € 3.7 million (approximately USD 4.5 million) was recognized. This goodwill is not tax deductible.

Aeropuertos del Neuquén S.A. concession update

On March 4, 2021 a letter of intent was signed with the government of the province laying the framework under which the commission for the renegotiation of the concession contract can make a definitive proposal under the Act of Adequacy and Contractual Renegotiation.

There are no new commitments or significant changes related to the concession agreements in the current period from the ones included in the Consolidated Financial Statements for the year ended December 31, 2020, except for the above-mentioned.

c. Restrictions to the distribution of profits and payment of dividends

As of March 31, 2021 and December 31, 2020, equity as defined under Luxembourg laws and regulations consisted of:

	At March 31, 2021 (Unaudited)	At December 31, 2020 (Audited)
Share capital	163,223	163,223
Share premium	183,430	183,430
Reserve for own shares	5,012	6,145
Legal reserve	176	176
Free distributable reserves	378,910	378,910
Non-distributable reserves	1,353,016	1,351,883
Retained earnings	(53,854)	(60,392)
Total equity in accordance with Luxembourg law	2,029,913	2,023,375

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16            Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à r.l., which is controlled by ACI Holding S.à r.l., which is controlled by Corporación America International S.à r.l., Luxembourg’s companies.

Corporación América International S.à r.l. is controlled by Liska Investments Corporation, a company incorporated under the laws of the British Virgin Islands.

Liska Investments Corporation is controlled by Southern Cone Foundation (CAAP`s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation's purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services.

Summary of balances with related parties are:

	At March 31, 2021 (Unaudited)	At December 31, 2020 (Audited)
Year-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	1,562	1,579
Trade receivables with other related parties	1,025	845
Other receivables with associates	658	658
Other receivables with other related parties	8,806	8,850
Other financial assets with associates	2,609	2,609
Other financial assets with other related parties	14,272	14,135
Trade payables to other related parties	(2,754)	(3,945)
	26,178	24,731
(b) Other liabilities
Other liabilities to other related parties	(8,819)	(8,541)
	(8,819)	(8,541)
(c) Other balances
Cash and cash equivalents in other related parties	12,572	11,776
	12,572	11,776

	For the three-month period ended March 31,
	2021 (Unaudited)	2020 (Unaudited)
Transactions
Aeronautical/Commercial revenue	1,071	1,353
Fees	(1,326)	(1,673)
Interest accruals	173	179
Acquisition of goods and services	(1,701)	(3,906)
Others	(1,057)	(1,178)

The Group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 6,383 as of March 31,2021 (USD 6,937 as of December 31, 2020). Additionally, the group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leasing’s are included in Acquisition of goods and services line for an amount of USD 1,225 (USD 1,522 as of March 31,2020).

Remunerations received by the Group’s key staff amounted to approximately 2.39% of total remunerations accrued at March 31, 2021 (1.53% as of March 31, 2020).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

17            Cash flow disclosures

	For the three -month period ended March 31,
Changes in working capital	2021 (Unaudited)	2020 (Unaudited)
Other receivables and credits	15,212	487
Inventories	819	586
Other liabilities	(14,358)	(59,874)
	1,673	(58,801)

The most significant non-cash transactions are detailed below:

	For the three -month period ended March 31,
	2021 (Unaudited)	2020 (Unaudited)
Intangible assets acquisition with an increase in Lease liabilities	(9)	(21)
Right-of-use asset initial recognition with an increase in Lease liabilities	(632)	-
Income tax paid with tax certificates	(173)	-
Subsidiary acquisition with an increase in Other liabilities	(5,156)	-

18            Fair value measurement of financial instruments

According to the classification included in Note 3 B of the Consolidated Financial Statements as of December 31, 2020, the Company categorizes its financial instruments as assets and liabilities at amortized cost and fair value through profit or loss.

For the majority of instruments at amortized cost, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at March 31, 2021:

	Fair value	Carrying amount
Trust funds	65,761	59,149
Long-term borrowings	1,070,570	1,084,628

19            Subsequent events

Puerta del Sur S.A. (“PDS”) new loan

PDS has negotiated with a local bank to obtain a working capital loan in the amount of USD 10 million, which was disbursed on April 16, 2021. This loan is secured by a guarantee issued by CAAP.

Consorcio Aeropuertos Internacionales S.A. (“C.A.I.S.A.”) refinancing

C.A.I.S.A. has completed the refinancing of its credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. Main conditions include the reduction of the total amount available under the credit facilities, the extension of the term, the modification of certain restrictions, the provision that debt service installments begin on April 30, 2022 and the change of interest rate from variable to fixed (in the case of Banco Itaú Uruguay S.A. loan only).

AA2000 2019 Credit Facilities renegotiation

On May 17, 2021, AA2000 obtained four loans in ARS for an amount equivalent to USD 40 million in order to renegotiate the installments of the 2019 Credit Facilities agreements due in May, August and November 2021.

Loans regarding to the onshore credit facilities, totaling an amount equivalent to USD 28.3 million, will be received in three equal and consecutive quarterly disbursements beginning in May 2021 while the loan regarding to the offshore credit facility, totaling an amount equivalent to USD 11.7 million, will be received in six disbursements from May to December 2021. All these loans in ARS will be paid twelve months after each disbursement and accrue quarterly interest at a variable rate equivalent to the BADLAR or corrected BADLAR rate (“BADCOR”) plus an applicable margin of 10-12% nominal per annum.

There are no other subsequent events that could significantly affect the Company´s financial position as of March 31, 2021.

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